Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF

EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

	Nine Months ended September 30, 2012	Fiscal Year Ended December 31,
		2011	2010	2009	2008	2007
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(40,185)	$(54,144)	$(35,362)	$(42,098)	$(16,240)	$(79,146)
add: Fixed charges (see below)	896	1,207	1,207	712	1,115	1,553

Pre-tax income (loss) from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(39,289)	$(52,937)	$(34,155)	$(41,386)	$(15,125)	$(77,593)
Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$872	$1,083
Interest expense on portion of rent expense representative of interest	896	1,207	1,207	712	243	470

Total fixed charges	$896	$1,207	$1,207	$712	$1,115	$1,553

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(40,185)	$(54,144)	$(35,362)	$(42,098)	$(16,240)	$(79,146)